[redacted]

03014781

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John F. Boc — (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, John F. Boc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITORS REPORT

To the Trustees and Shareholders of
Meridian Investment Properties Trust and Subsidiary
Quincy, Massachusetts

We have audited the accompanying consolidated statements of financial condition of Meridian Investment Properties Trust & Subsidiary (a Qualified Subchapter S Trust) as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investment Properties Trust & Subsidiary as of December 31, 2002 and 2001, the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 24, 2003

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS PROPERTIES TRUST & SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 1,131,265	$ 707,683
Commissions and accounts receivable	1,716,490	1,904,860
Deposits and prepaid expenses	13,380	12,883
Deferred income taxes	55,058	48,985
Due from related parties	90,512	1,023,841
TOTAL CURRENT ASSETS	3,006,705	3,698,252
PROPERTY AND EQUIPMENT, net of accumulated depreciation	109,658	71,280
OTHER ASSETS		
Organizational costs, net of accumulated amortization	9,103	12,138
	$ 3,125,466	$ 3,781,670
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued commissions and expenses	$ 1,221,617	$ 933,523
Deferred income taxes	91,092	101,157
TOTAL CURRENT LIABILITIES	1,312,709	1,034,680
DEFERRED INCOME TAXES	1,031	1,195
SHAREHOLDERS' EQUITY		
Shares of beneficial interest, no par value, unlimited shares authorized, 1,000 shares issued and outstanding	136,819	136,819
Retained earnings	1,674,907	2,608,976
Trust principal	-	-
	1,811,726	2,745,795
	$ 3,125,466	$ 3,781,670

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUE		
Commissions	$ 11,877,712	$ 5,813,986
TOTAL REVENUE	11,877,712	5,813,986
EXPENSES		
Commissions	6,025,432	2,617,536
Other operating expenses	3,054,569	2,941,576
TOTAL EXPENSES	9,080,001	5,559,112
INCOME FROM OPERATIONS	2,797,711	254,874
OTHER INCOME (EXPENSE)		
Interest income	68,798	122,275
Interest expense	-	(443)
Dividend income	228	1,034
TOTAL OTHER INCOME	69,026	122,866
NET INCOME BEFORE PROVISION FOR (BENEFIT FROM) FOR INCOME TAXES	2,866,737	377,740
PROVISION FOR (BENEFIT FROM) INCOME TAXES		
Current	177,972	8,408
Deferred	(16,302)	17,171
TOTAL PROVISION FOR (BENEFIT FROM) INCOME TAXES	161,670	25,579
NET INCOME	$ 2,705,067	$ 352,161

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2002 and 2001

	Meridian Investments, Inc. (an S corporation)	Meridian Investment Properties Trust (a Qualifies Subchapter S trust)	
	Retained Earnings	Shares of beneficial interest	Trust Principal
Balance, December 31, 2000	$ 2,736,603	$ 136,819	$ 10,212
Net income for the year ended December 31, 2001	-	-	352,161
Shareholders' distributions for the year ended December 31, 2001	(127,627)	-	(362,373)
Balance, December 31, 2001	2,608,976	136,819	-
Net income for the year ended December 31, 2002			2,705,067
Shareholders' distributions for the year ended December 31, 2002	(934,069)	-	(2,705,067)
Balance, December 31, 2002	$ 1,674,907	$ 136,819	$ -

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,705,067	$ 352,161
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	(16,302)	17,171
Depreciation and amortization	46,429	32,598
Expenses allocated from related party	6,748,416	6,990,695
Intercompany interest income	(50,616)	(99,286)
(Increase) decrease in:		
Commissions and accounts receivable	188,370	(385,873)
Deposits and prepaid expenses	(497)	3,891
Organizational costs	3,035	(15,172)
Increase (decrease) in:		
Accrued commissions and expenses	288,094	(103,736)
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,911,996	6,792,449
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances from related party	2,662,336	308,541
Advances to related party	(8,426,807)	(6,703,000)
Purchases of property and equipment allocated from related party	(84,807)	(48,175)
NET CASH USED IN INVESTING ACTIVITIES	(5,849,278)	(6,442,634)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders	(3,639,136)	(490,000)
NET CASH USED IN FINANCING ACTIVITIES	(3,639,136)	(490,000)
NET INCREASE (DECREASE) IN CASH	423,582	(140,185)
CASH, BEGINNING	707,683	847,868
CASH, ENDING	$ 1,131,265	$ 707,683

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION

Meridian Investments, Inc. is a Massachusetts corporation formed in December 1981 with office locations in Massachusetts and Maryland. The Company is a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in various states and Washington D.C. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is primarily involved in placing tax advantaged investments in affordable housing limited partnerships.

On December 28, 2000, the existing shareholders of the Company exchanged their respective shares of common stock for shares of beneficial interest in Meridian Investment Properties Trust, a Massachusetts Business Trust, electing to be taxed as a qualified subchapter S trust under the Internal Revenue Code. This exchange caused the company to become the wholly owned subsidiary of the trust. Generally accepted accounting principles requires the consolidation of the separate financial statements of the parent and subsidiary into one presentation. Substantially all of the activity, except for the payment of state income taxes, is carried on by the subsidiary.

Throughout these consolidated financial statements references to the "Company" are intended to mean the consolidated entities of Meridian Investment Properties Trust and Meridian Investments, Inc.

B. PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiary, Meridian Investments, Inc. Intercompany transactions and balances have been eliminated in the consolidation.

C. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all short-term debt and investment securities purchases with a maturity of three months or less to be cash equivalents.

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

E. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

The Company experiences a low rate of its accounts receivable that become uncollectible. Therefore these financial statements do not contain a provision for uncollectible accounts.

F. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

G. REVENUE RECOGNITION

Commission revenues are recognized upon the completion of a sale of an investment (earned). The related commission expense is recognized when the commission is earned by the Company.

H. INCOME TAXES

On February 9, 1994, Meridian Investments, Inc. with the consent of its stockholders, elected under the Internal Revenue Code to be taxed as an S corporation. The election was effective as of December 1, 1992. On December 28, 2000, the corporation elected to become a qualified subchapter S subsidiary of Meridian Investment Properties Trust, which elected to be taxed as a qualified subchapter S trust. In lieu of federal income taxes, the beneficiaries of a qualified subchapter S trust are taxed on their proportionate share of the consolidated Company's taxable income. Therefore, these financial statements do not contain a provision for federal income taxes. For the years ended December 31, 2002 and 2001, a provision for state income taxes was provided for pursuant to Massachusetts law concerning the taxation of qualified subchapter S trusts.

I. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated future absences when actually paid to employees.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

J. ADVERTISING COSTS

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

NOTE 2 - DUE TO/FROM RELATED PARTY

Due to/from related party represents monies advanced to/borrowed from Meridian Properties, Inc. and Meridian Energy, Inc., affiliated corporations. The balances outstanding at December 31, 2002 and 2001 are comprised of (1) amounts actually advanced to/borrowed from the affiliate, (2) specific expenses actually paid by the affiliate for the benefit of the Company and (3) common operating expenses allocated to the Company.

Interest on the note is charged on the average monthly balance at the applicable federal rate per annum. Interest receivable on the balance at December 31, 2002 and 2001 is $ 50,616 and $ 99,286, respectively.

NOTE 3 - PROPERTY AND EQUIPMENT

At December 31, 2002 and 2001, property and equipment consisted of the following:

	2002	2001
Computer equipment and software	$ 122,746	$ 105,671
Equipment	45,571	45,089
Furniture and fixtures	60,192	49,410
Leasehold improvements	76,199	19,732
	304,708	219,902
Less: accumulated depreciation	(195,050)	(148,622)
NET PROPERTY AND EQUIPMENT	$ 109,658	$ 71,280

NOTE 4 - LEASES

The Company leases its office locations in Massachusetts and Maryland under operating leases through its affiliated corporation, Meridian Properties, Inc.. The Maryland lease expired on September 30, 1997 and the option to renew for an additional five years was exercised. During 1998, additional office space in Maryland was leased for a term of four years and three months, beginning June 1, 1998. The

NOTE 4 - LEASES - continued

new lease provides for rental escalation based upon the Consumer Price Index beginning in the second lease year and every year thereafter.

The Massachusetts lease dated January 25, 1989 as amended on various dates through 1996, was amended on October 16, 2000 to change the expiration of the lease from October 31, 2000 to October 31, 2005, to include additional office space to be leased by the company and to amend the annual rent to be paid by the company. The Massachusetts lease was subsequently amended on February 12, 2001 to amend the amount and location of the office space being leased. The Massachusetts office also began leasing various pieces of office equipment in the year 2000 under operating leases expiring on various dates in the year 2005.

For the five months ended May 30, 2001, 35% of the lease payments for the Massachusetts and Maryland operating leasess were allocated to the Company. Beginning June 1, 2001, 60% of the aforementioned leases were allocated to the Company. Effective January 1, 2002, 40% of the operating leases were allocated to the Company.

Based upon the aforementioned allocations, future minimum rental payments under the operating leases are as follows:

Years Ended December 31,	Amount
2003	$ 115,078
2004	117,766
2005	61,754
2006	43,061
2007	7,177
	$ 344,835

Rent expense for years ended December 31, 2002 and 2001 was $ 109,492 and $ 115,955, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company shares office space at its locations with Meridian Properties, Inc., Meridian Energy, Inc., Meridian Capital Investments, Inc. and Meridian SALT, Inc., affiliated corporations. Except for items specifically identified to one of the companies, overhead and other operating expenses, including personnel costs, are shared with the affiliated companies. Allocations of all shared expenses are

NOTE 5 - RELATED PARTY TRANSACTIONS

determined by sales volume and personnel time devoted to each entity.

In January 2000 a new affiliated corporation was formed, Meridian Financial Investments, Inc. For the year ended December 31, 2000, the new allocation ratio was 35% Meridian Investments, Inc., 15% Meridian Properties, Inc., 15% Meridian Energy, Inc. and 35% Meridian Financial Investments, Inc.

In May 2001, the management and board of directors of Meridian Financial Investments, Inc. voted to cease all operations of the corporation. From January 1, 2001 through May 31, 2001, the allocation ratio was 35% Meridian Investments, Inc., 15% Meridian Properties, Inc., 15% Meridian Energy, Inc. and 35% Meridian Financial Investments, Inc. Effective June 1, 2001 through December 31, 2001 the allocation ratio was revised to 60% Meridian Investments, Inc., 5% Meridian Properties, Inc. and 35% Meridian Energy, Inc.

During 2002, two new companies were formed, Meridian Capital Investments, Inc. and Meridian SALT, Inc. Both companies were formed in January 2002. For the year ended December 31, 2002, the allocation ratio was 40% Meridian Investments, Inc., 25% Meridian Energy, Inc., 20% Meridian Capital Investments, Inc., 10% Meridian SALT, Inc. and 5% Meridian Properties, Inc.

NOTE 6 - SALE OF STOCK RESTRICTIONS

At December 31, 2002, certain stockholders of the Company were restricted with respect to the sale of their stock in the Company. An agreement, reviewed annually, permits the Company the right of first refusal upon the proposed sale of Company stock to anyone except the Company. Term life insurance policies on these shareholders have been purchased by the Company in order to facilitate a death related buyout. Upon the death of one of these shareholders, proceeds from the life insurance policies will be used to purchase their respective shares.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in the placement of tax advantaged investments in affordable housing in the United States. The Company generates substantially all of its income from fees earned from the sale of these investments.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions receivable. Concentrations of credit risk with respect to commissions receivable arise due to the fact that the Company conducts business with a limited number of companies. As of December 31, 2002 and 2001, commissions receivable due from two companies totaled $ 1,716,490 and $ 1,704,860, respectively.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK - continued

The Company also maintains cash balances in one financial institution located in Boston, Massachusetts. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2002 and 2001, the Company had uninsured cash balances totaling $ 973,903 and $ 591,471 , respectively.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $ 5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital, required net capital, excess net capital and a net capital ratio as follows:

	2002	2001
Net Capital	$ 851,819	$ 586,401
Required Net Capital	87,495	68,989
Excess Net Capital	$ 764,324	$ 517,411
Aggregate Indebtedness	$ 1,313,740	$ 1,035,875
Net Capital Ratio	1.54 to 1	1.77 to 1

NOTE 9 - INCOME TAXES

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109), the Company recognizes deferred tax assets or liabilities for the future tax benefit or expense arising from the different methods of recognition for certain items of income and expense for book and income tax purposes. Amounts presented on the balance sheets represent the amount of deferred tax assets and liabilities recognized during the year.

Temporary differences giving rise to deferred tax assets consist of accrued expenses which are deducted when paid (cash basis), for tax purposes, rather then when the liability is incurred (accrual basis), for financial statement purposes.

Temporary differences giving rise to deferred tax liabilities consist of accounts receivable which are reported when received (cash basis), for tax purposes, rather than when earned (accrual basis), for financial statement purposes. In addition, prepaid expenses are deducted when paid (cash basis), for tax purposes, rather than when the related liability is incurred (accrual basis), for financial statement

NOTE 9 - INCOME TAXES - continued

purposes. Also, the excess of tax depreciation over the amount reported for financial statement purposes gives rise to deferred tax liabilities.

At December 31, 2002 and 2001, the deferred tax asset is comprised of the following:

	2002	2001
Accrued expenses	$ 55,058	$ 48,985
TOTAL DEFERRED TAX ASSET	$ 55,058	$ 48,985

At December 31, 2002 and 2001, the deferred tax liability is comprised of the following:

	2002	2001
Accounts receivable	$ 90,974	$ 100,958
Prepaid expenses	118	199
Excess tax depreciation over book depreciation	1,031	1,195
TOTAL DEFERRED TAX LIABILITY	$ 92,123	$ 102,352

NOTE 10 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2002	2001
Income taxes paid	$ 4,916	$ 111,675
Interest paid	$ -	$ 443

MERIDIAN INVESTMENT PROPERTIES TRUST
& SUBSIDIARY

CONSOLIDATED SUPPLEMENTARY INFORMATION

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Trustees and Shareholders of
Meridian Investment Properties Trust & Subsidiary
Quincy, Massachusetts

We have audited the accompanying consolidated financial statements of Meridian Investment Properties Trust & Subsidiary as of and for the years ended December 31, 2002 and 2001, respectively, and have issued our report thereon dated January 24, 2003. Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. The information contained in Schedule II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 24, 2003

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY
SCHEDULE I - OPERATING EXPENSES (CONSOLIDATED)
For the Years Ended December 31, 2002 and 2001

	2002	2001
OPERATING EXPENSES		
Bank charges and fees	1,700	$ 1,015
Bad debts expense	-	32,000
Computer supplies and expense	41,301	48,071
Contributions	44,518	41,335
Depreciation and amortization	49,463	32,598
Dues and subscriptions	34,098	28,608
Education and training	21,640	19,227
Employee benefits	76,189	78,943
Filing fees	24,099	17,645
Insurance - general	103,659	9,660
Legal and accounting	40,135	101,162
Meetings and conferences	4,677	188,087
Office supplies and expense	60,930	96,578
Penalties	570	2,141
Pension fees and contributions	132,383	89,711
Postage and delivery	15,323	16,101
Professional fees	1,196	106,579
Rent	109,492	115,955
Repairs and maintenance	1,478	1,876
Research and due diligence	1,189,460	837,240
Salaries and wages	403,514	292,964
Selling expense	12,000	-
Taxes - payroll	133,947	101,520
Taxes - other	5,263	7,783
Telephone	40,006	43,464
Travel and entertainment	507,528	631,313
TOTAL OPERATING EXPENSES	3,054,569	$ 2,941,576

See independent auditor's report on supplementary information.

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY
SCHEDULE II - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

	2002	2001
NET CAPITAL COMPUTATION		
SHAREHOLDERS' EQUITY	$ 1,811,726	$ 2,745,795
LESS: NON-ALLOWABLE ASSETS		
Commissions receivable in excess of commissions payable	(691,078)	(802,081)
Other receivables from non-customers	-	(200,000)
Deposits and prepaid expenses	(13,380)	(12,883)
Property and equipment	(109,658)	(71,280)
Deferred income taxes	(55,058)	(48,985)
Due from related party	(90,512)	(1,023,841)
NET CAPITAL BEFORE HAIRCUTS	852,040	586,725
Haircuts on securities:		
Debt securities	(221)	(324)
NET CAPITAL	$ 851,819	$ 586,401
RECONCILIATION WITH COMPANY'S COMPUTATION		
NET CAPITAL PER FOCUS REPORT	$ 847,851	$ 609,640
AUDIT ADJUSTMENTS FOR:		
Cash	257	-
Deposits and prepaid expenses	(2,238)	(3,689)
Property and equipment	(5,342)	2,014
Deferred taxes	(6,073)	2,261
Due from related parties	(31,099)	(99,287)
Accrued commissions and expenses	167,169	-
Haircuts on debt securities	-	(324)
Shareholders' equity due to audit adjustments affecting net income	(118,706)	75,786
NET CAPITAL	$ 851,819	$ 586,401

See independent auditor's report on supplementary information.

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Trustees and Shareholders of
Meridian Investment Properties Trust & Subsidiary
Quincy, Massachusetts

In planning and performing our audit of the consolidated financial statements of Meridian Investment Properties Trust & Subsidiary as of December 31, 2002 and 2001, resectively, and for the years then ended, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemption provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 24, 2003

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITORS REPORT ON MATERIAL INADEQUACIES

To the Trustees
Meridian Investment Properties Trust & Subsidiary
Quincy, Massachusetts

We have audited the consolidated financial statements of Meridian Investment Properties Trust & Subsidiary as of December 31, 2002 and 2001, respectively, and for the years then ended. The report has been submitted to the proper regulatory agencies.

The above noted audits did not disclose any material inadequacies.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 24, 2003